PRICING SUPPLEMENT NO. AIG-FP-7C	FILED PURSUANT TO RULE 424(b)(2)
DATED APRIL 24, 2007	REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CMS CURVE ACCRUAL NOTES DUE MAY 4, 2022

Principal Amount: U.S.$49,000,000*	Issue Date: May 4, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: May 4, 2022

Net Proceeds to Issuer: U.S.$49,000,000	Interest Rate: For the period from and including the Issue Date to but excluding May 4, 2009, 7.70% per annum.

For the period from and including May 4, 2009 to but excluding the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), the interest rate per annum shall be determined as follows: (i) 7.70% per annum times (ii) N/M; where “N” is the total number of calendar days in the applicable Interest Accrual Period that the Reference Rate is greater than or equal to 0.00%; and “M” is the total number of calendar days in the applicable Interest Accrual Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a U.S. Government Securities Business Day, the Reference Rate will revert to the setting on the previous U.S. Government Securities Business Day, subject to the provisions set out under “Reference Rate Cut-Off” below.

Interest Payment Dates: Quarterly, on each February 4, May 4, August 4, and November 4, commencing August 4, 2007 and ending on the Maturity Date, subject to adjustment using the Following Business Day Payment Convention.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or previous Period End Date, as applicable, to but excluding the next Period End Date.

Period End Dates: Quarterly, on each February 4, May 4, August 4 and November 4, commencing August 4, 2007 and ending on the Maturity Date, not subject to adjustment, whether or not such dates are U.S. Government Securities Business Days.
Reference Rate Cut-Off: Beginning with the Interest Accrual Period commencing May 4, 2009, for each calendar day in an Interest Accrual period starting on, and including, the fifth U.S. Government Securities Business Day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, the Reference Rate will be equal to the Reference Rate determined in respect of the fifth U.S. Government Securities Business Day prior to that Period End Date.

Reference Rate: An amount equal to 30CMS minus 2CMS; where (i) “30CMS” is the 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time, and (ii) “2CMS” is the 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If either of 2CMS or 30CMS does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.:02687QBN7

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Morgan Stanley & Co. Incorporated	U.S.$49,000,000	Capacity: ☐ Agent ☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☑ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☐ The notes are being offered at a fixed initial public offering price of 100% of principal amount.

*	The Principal Amount of notes offered hereby includes $20,000,000 aggregate principal amount of Medium-Term Notes, Series AIG-FP, CMS Curve Accrual Notes Due May 4, 2022, that were described in Pricing Supplement No. AIG-FP-7 dated April 19, 2007 and $17,000,000 aggregate principal amount of Medium-Term Notes. Series AIG-FP, CMS Curve Accrual Notes Due May 4, 2022, that were described in Pricing Supplement No. AIG-FP-7A dated April 20, 2007 and $7,000,000 aggregate principal amount of Medium-Term Notes, Series AIG-FP, CMS Curve Accrual Notes due May 4, 2022, that were described in Pricing Supplement No. AIG-FP-7B dated April 23, 2007 .
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) New York Business Days, at 100% of the Principal Amount, on May 4, 2009 and on each Interest Payment Date thereafter.
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a New York Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a New York Business Day so, that date as adjusted will be the first following day that is a New York Business Day.

“U.S. Government Securities Business Day”	Means any day except for Saturday, Sunday, or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the day that is two U.S. Government Securities Business Days preceding the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to, in the case of 2CMS, 2 years, and in the case of 30CMS, 30 years, commencing on the applicable date and in a representative amount for 2-year and 30-year CMS swap transactions, as applicable, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

Day Count Convention:	Actual/Actual

Calculation Agent:	AIG Financial Products Corp.
Examples of Calculation of Interest Rate:
Example 1: Assuming the value of the Reference Rate is greater than or equal to 0.00% on every calendar day in the applicable 91-day Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 7.70% calculated as follows: 7.70% x 91/91 = 7.70%.
Example 2: Assuming the value of the Reference Rate is less than 0.00% on every calendar day in the applicable 91-day Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 7.70% x 0/91 = 0.00%.
Example 3: Assuming the value of the Reference Rate is greater than or equal to 0.00% on 50 calendar days in the applicable 91-day Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 4.23% calculated as follows: 7.70% x 50/91 = 4.23%.
Example 4: Assuming the value of the Reference Rate is greater than or equal to 0.00% on 20 calendar days in the applicable 91-day Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 1.69% calculated as follows: 7.70% x 20/91 = 1.69%.
RISK FACTORS
Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-year Constant Maturity Swap (CMS) Rate and 2-year CMS Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Limitations on Returns on the Notes
     The interest payable on the notes is uncertain, and movements in U.S. Dollar swap rates will affect whether or not and the extent to which you will receive interest on the notes in any interest period.
     The maximum interest rate for any interest period is the Base Rate of 7.70% per annum. However, for every day during an interest period on which the Reference Rate is negative, that is, for every day on which the USD 30-year Constant Maturity Swap (CMS) Rate is less than USD 2-year CMS Rate, the applicable interest rate for that interest period will be reduced, and accordingly, your return for any interest period over the life of the notes could be significantly less than the Base Rate for that interest period. If the Reference Rate is less than 0.00% (that is, if the 2-year rate is higher than the 30-year rate) on every day in any interest period, the applicable interest rate for that interest period will be zero.
Historical performance of the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate should not be taken as an indication of the future performance of the 30-year CMS Rate and the 2-year CMS Rate during the term of the notes.

     It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical spread between the 30-year CMS Rate and the 2-year CMS Rate should not be taken as an indication of the future performance of the spread between these two rates during the term of the notes.
     Factors that may affect the level of the 30-year CMS Rate and the 2-year CMS Rate and the Reference Rate between them include monetary policy, interest rate volatility, interest rate levels and the inflation rate
     Please note that historical trends are not indicative of future behavior of the 30 year CMS Rate, the 2 year CMS Rate and the spread between the two swap rates.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the 30-Year CMS Rate and the 2-Year CMS Rate on any day and expectations relating to the future level of the 30-Year CMS Rate and the 2-Year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their stated Maturity Date to the extent that the Reference Rate increases and results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their stated maturity date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Morgan Stanley & Co. Incorporated currently intends to act as market makers for the notes, but they are not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
Trading by certain of our affiliates in the U.S. Dollar swap rate market may impair the value of the notes
Certain of our affiliates, including our subsidiary AIG Financial Products Corp., the Calculation Agent, are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for our customers, and therefore at any given time may be a party to one or more transactions related to the 30-year CMS Rate or the 2-year CMS Rate. In addition, we or one or more of our affiliates may hedge our exposure under the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities or other financial activity of ours or our affiliates may have a material adverse effect on the spread between the 30-year CMS Rate and the 2-year CMS Rate and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
We may have conflicts of interests arising from our relationships with the Calculation Agent
You should be aware that AIG Financial Products Corp. (“AIG-FP”), our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the Reference Rate or the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable interest rate and the redemption payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest, redemption payment and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
ERISA CONSIDERATIONS
     The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
HISTORICAL INFORMATION ON CONSTANT MATURITY SWAP RATES
     The following graphs set forth the historical spread between the 30-Year CMS Rate and the 2-Year CMS Rate and the levels of each of the 30-Year CMS Rate and the 2-Year CMS Rate for the years indicated. You should not take the past performance of the spreads between the 30-Year CMS Rate and the 2-Year CMS Rate as an indication of future spreads.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     We will treat the notes as contingent payment obligations. Special U.S. federal income tax rules apply to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the Prospectus Supplement.
     The U.S. Treasury Regulations discussing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the notes, but without any contingent payments, and a projected payment schedule for payments on the notes. As discussed in the Prospectus Supplement, a purchaser of the notes will need this information to calculate its income on the notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is 4.98%, on the assumption that the call option will not be exercised. Based on this comparable yield, and taking into account the first eight initial fixed payments on the notes, the projected payment schedule for each payment period is set forth in the following table:

		Projected Payment			Projected Payment
Accrual Period		per	Accrual Period		per
From	To	$1000 Note	From	To	$1000 Note
4-May-07	4-Aug-07	19.6778	4-Nov-14	4-Feb-15	11.8679
4-Aug-07	4-Nov-07	19.6778	4-Feb-15	4-May-15	11.2513
4-Nov-07	4-Feb-08	19.6778	4-May-15	4-Aug-15	11.3570
4-Feb-08	4-May-08	19.2500	4-Aug-15	4-Nov-15	11.0249
4-May-08	4-Aug-08	19.6778	4-Nov-15	4-Feb-16	10.6804
4-Aug-08	4-Nov-08	19.6778	4-Feb-16	4-May-16	10.0825
4-Nov-08	4-Feb-09	19.6778	4-May-16	4-Aug-16	9.9970
4-Feb-09	4-May-09	19.0361	4-Aug-16	4-Nov-16	9.6181
4-May-09	4-Aug-09	15.1852	4-Nov-16	4-Feb-17	9.2666
4-Aug-09	4-Nov-09	14.9132	4-Feb-17	4-May-17	8.6650
4-Nov-09	4-Feb-10	14.6721	4-May-17	4-Aug-17	8.7500
4-Feb-10	4-May-10	13.9960	4-Aug-17	4-Nov-17	8.5964
4-May-10	4-Aug-10	14.2656	4-Nov-17	4-Feb-18	8.5145
4-Aug-10	4-Nov-10	14.1025	4-Feb-18	4-May-18	8.1900
4-Nov-10	4-Feb-11	13.9672	4-May-18	4-Aug-18	8.4144
4-Feb-11	4-May-11	13.3777	4-Aug-18	4-Nov-18	8.4467
4-May-11	4-Aug-11	13.7063	4-Nov-18	4-Feb-19	8.5067
4-Aug-11	4-Nov-11	13.5772	4-Feb-19	4-May-19	8.2635
4-Nov-11	4-Feb-12	13.4193	4-May-19	4-Aug-19	8.5671
4-Feb-12	4-May-12	13.0254	4-Aug-19	4-Nov-19	8.5213
4-May-12	4-Aug-12	13.2602	4-Nov-19	4-Feb-20	8.4267
4-Aug-12	4-Nov-12	13.1508	4-Feb-20	4-May-20	8.0907
4-Nov-12	4-Feb-13	13.0498	4-May-20	4-Aug-20	8.1510
4-Feb-13	4-May-13	12.5177	4-Aug-20	4-Nov-20	7.9168
4-May-13	4-Aug-13	12.8468	4-Nov-20	4-Feb-21	7.6089
4-Aug-13	4-Nov-13	12.7374	4-Feb-21	4-May-21	7.0082
4-Nov-13	4-Feb-14	12.6069	4-May-21	4-Aug-21	6.8858
4-Feb-14	4-May-14	12.0854	4-Aug-21	4-Nov-21	6.4996
4-May-14	4-Aug-14	12.2489	4-Nov-21	4-Feb-22	6.0935
4-Aug-14	4-Nov-14	12.0825	4-Feb-22	4-May-22	1,005.4932
     As indicated in the Prospectus Supplement, the treatment of contingent payment obligations subject to optional redemption rights is uncertain. If the Internal Revenue Service were to require that the projected maturity of the notes take into account the probability of exercise of the call option for purposes of calculating the comparable yield and projected payment schedule, then the amount of income to be accrued would likely be different.

The comparable yield and projected payment schedule set forth above is being provided to you solely for the purpose of determining interest accruals in respect of your note, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount of interest (if any) that may be payable with respect to your note after May 4, 2009, or the likelihood of the notes being redeemed prior to the Maturity Date.

GENERAL INFORMATION
     The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $2.7 billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $172,762,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.